UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of            November           , 20 03

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form  20-F ☑    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐    No  ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA (Registrant)

Date	November 6, 2003	By	/s/ Rochiman Sukarno (Signature)

Rochiman Sukarno
Head of Investor Relation Unit

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PRESS RELEASE
No.TEL .545/PR000/UHI/2003

TELKOM 2002 AUDIT IN PROGRESS

Bandung, November 6, 2003 — PT (PERSERO) Telekomunikasi Indonesia Tbk. (“TELKOM”) announced today that the audit of its 2002 financial statements being conducted by Drs. Hadi Sutanto & Rekan — PricewaterhouseCoopers (“PwC”) has not been completed by the end of October 2003, as previously expected. While substantial progress has been made in the audit, the process is taking longer than expected primarily because TELKOM and PwC are still in the process of determining the necessary adjustments to TELKOM’s previously issued financial statements for 2002 and because TELKOM, PwC and Hans Tuanakotta & Mustofa, a member firm of Deloitte Touche Tohmatsu (“Deloitte”), TELKOM’s auditor for 2001 and 2000, are engaged in discussions regarding whether and to what extent certain matters identified by PwC will require adjustments to TELKOM’s previously issued financial statements for 2001 and 2000 in order for PwC to issue an audit opinion on the 2002 financial statements. TELKOM expects to be able to make available additional information regarding the progress of discussions between TELKOM, PwC and Deloitte within the next 30 days.

As noted in its September 27, 2003 Press Release, TELKOM believes that it will need to make several adjustments to its previously issued financial statements for 2002. The adjustments to the 2002 financial statements will affect the previously reported financial information prepared under both Indonesian and U.S. generally accepted accounting principles. The principal adjustments are expected to relate to the following items:

•	Provision for Long Service, Housing and Transport Allowances. TELKOM employees are entitled to long service awards, housing allowances and transport and other allowances after a certain number of years of employment. TELKOM had not previously made provision for these liabilities. TELKOM currently expects that adjustments will need to be made to its 2002, 2001, 2000 and prior years financial statements.

•	Provision for Post-retirement Benefits – Healthcare. TELKOM provides a post-retirement healthcare plan for pensioners who were employed by TELKOM for over 20 years. The calculation of the liabilities associated with such post-retirement benefits is complex and requires actuarial expertise. TELKOM is reevaluating the key assumptions used in previous calculations, principally the medical cost trend projections, and has retained an actuary to perform an analysis of the liability. TELKOM currently expects, based on the results of the analysis performed to date, that adjustments will be required to its 2002, 2001, 2000 and prior years financial statements.

•	Deferred Tax. TELKOM has identified the need to make certain potential adjustments in its prior calculations of deferred taxes. TELKOM currently expects that adjustments will need to be made to its 2002, 2001, 2000 and prior years financial statements.

•	Consolidation of Pramindo Ikat Nusantara (“Pramindo”). TELKOM currently expects to make adjustments to its financial statements for 2002 to reflect the 100% consolidation of Pramindo. While TELKOM owns less than 50% of Pramindo, it expects to make this adjustment because it exercises control over Pramindo and retains all of the economic interest in Pramindo.

In addition, subsequent to the date on which TELKOM issued its 2002 financial statements, TELKOM settled its dispute with AriaWest. In its previously issued financial statements for 2002, TELKOM made provisions aggregating Rp. 512 billion relating to its dispute with AriaWest. As a result of the settlement, and consistent with applicable accounting principles, TELKOM currently expects to reverse the provision that it had previously made in its 2002 financial statements in respect of the AriaWest dispute.

Assuming no additional issues arise from any review or restatement of the 2001 or 2000 financial statements which would result in significant adjustments to the 2002 financial statements, TELKOM currently expects based on the results of the audit to date and information currently available that the likely cumulative effect of the adjustments will be to decrease consolidated net income after tax for 2002 by between 4% and 20% and decrease shareholders equity for 2002 by between 3% and 5%. The cumulative effect on shareholders’ equity is lower than the effect on consolidated net income in 2002. One of the reasons for this is that certain anticipated deferred tax adjustments would increase net income in 2001 (ignoring the effect of other adjustments we may be required to make) and decrease net income in 2002. Because work on the audit is still in progress and discussions between TELKOM and PwC and Deloitte are ongoing, there can be no assurance as to the actual adjustments that may be required to TELKOM’s 2002 financial statements. Because TELKOM and Deloitte are engaged in discussions, and as noted below will need to reach agreement with respect to the 2001 and 2000 financial statements, TELKOM is not able currently to predict the likely cumulative effect of adjustments to its 2001 and 2000 financial statements.

In order for PwC to issue an audit opinion on the 2002 financial statements, TELKOM and Deloitte will need to reach agreement regarding the appropriate treatment for certain matters identified by PwC which may require adjustments to TELKOM’s previously issued financial statements for 2001 and 2000. There can be no assurance that TELKOM and Deloitte will be able to reach agreement regarding these matters. If no agreement can be reached, or if there is a significant delay in reaching agreement, TELKOM would be required to have its financial statements for 2001 and 2000 reaudited. While it is uncertain, TELKOM currently estimates based on discussions with PwC that a reaudit, if necessary, would require approximately 3 to 4 months to complete and substantially further delay the filing by TELKOM of a 2002 annual report on Form 20-F that fully complies with SEC rules.

The anticipated adjustments described in this press release cannot be conclusively identified or quantified until the audit is completed. As with any audit, it is possible that additional issues affecting TELKOM’s financial results may arise. TELKOM will continue to work with PwC to enable completion of its audit at the earliest possible time.

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2002 financial statements, the expected principal adjustments to TELKOM’s financial statements for 2002, 2001 and 2000, and the likelihood of and, if necessary, time required to complete a review of the 2001 and 2000 financial statements, constitute forward-looking statements which involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility of further delays in completion of the audit of the 2002 financial statements, additional adjustments to TELKOM’s financial statements for 2002, 2001 and 2000, and a longer time period being required to complete, if necessary, a reaudit of the 2001 and 2000 financial statements.

WOERYANTO SOERADJI
Corporate Secretary